UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	First Quarter Trading Update dated 27 April 2022, prepared by WPP plc.

27 April 2022

WPP

First Quarter Trading Update

Strong start to the year across the business; continued investment in growth; LFL growth guidance raised to 5.5-6.5%

	£ million	% reported[1]	% LFL[2]
First Quarter
Revenue	3,091	6.7%	8.1%
Revenue less pass-through costs	2,574	10.3%	9.5%

■  Q1 revenue +6.7%; LFL revenue +8.1%

■  Q1 LFL revenue less pass-through costs +9.5%

■  Top five markets Q1 LFL revenue less pass-through costs: USA +8.9%, UK +8.1%, Germany +16.1%, China +11.9%, India +25.1%

■  LFL revenue less pass-through costs by business sector: Global Integrated Agencies +8.6% (GroupM +12.8%, ex GroupM +5.6%), Public Relations +14.1%, Specialist Agencies +13.0%

■  $1.8 billion net new business won, including Mars, JDE Peet's, Sky

■  Launch of Everymile, our commerce-as-a-service proposition; acquisition of Village Marketing; merger of Mediacom and Essence, and creation of GroupM Nexus

■  £362 million of share buybacks in Q1

■  2022 guidance raised: LFL revenue less pass-through costs growth now expected to be 5.5-6.5%, up from around 5%

Mark Read, Chief Executive Officer of WPP, said:

"The year has started very well with continued momentum from 2021 resulting in strong growth across all businesses and regions.  Demand is strong for our services, particularly in digital media, ecommerce, data and marketing technology.

"The war in Ukraine has created an appalling humanitarian crisis.   We continue to support our people in Ukraine, many of whom are now displaced, with financial and practical assistance.  Our partnership with the UNHCR on their emergency fundraising appeal has generated $150 million to date, including over $1.3 million from our employee match-funding programme.  On 4 March, we announced that we would exit the Russian market, and we have now reached agreement to divest our businesses there.

"We continue to see strong demand for our services from our clients and to invest in the many opportunities for growth driven by the digital transition, including Choreograph and the recent launch of Everymile.  As a result of a strong first quarter, we now expect our growth to be in the range of 5.5% to 6.5%, up from around 5% at the start of the year. We remain very mindful of the impact of the broader macroeconomic environment on our business and  will respond quickly to any changes as the year progresses."

For further information:

Investors and analysts
Peregrine Riviere                             +44 7909 907193
Anthony Hamilton                           +44 7464 532903
Caitlin Holt                                      +44 7392 280178

Media
Chris Wade                                      +44 20 7282 4600

Richard Oldworth,                           +44 20 7466 5000
Buchanan Communications             +44 7710 130 634

wpp.com/investors

Overview
The year has started strongly, continuing the positive momentum built up through 2021. Revenue in the first quarter was up 6.7% at £3.1 billion. On a constant currency basis, revenue was up 6.4% year-on-year. Like-for-like growth, excluding the impact of currency, acquisitions and disposals, was 8.1%.

Revenue less pass-through costs in the first quarter was up 10.3% year-on-year to £2.6 billion, and up 10.0% on a constant currency basis. Excluding the positive net impact from acquisitions and disposals, like-for-like growth was 9.5%.

Ukraine
Our 200 people in Ukraine have shown extraordinary resilience and bravery in the face of the horrific attack on their country, and we continue to be inspired by their example and the outpouring of support from their colleagues in the region and worldwide. We are in constant contact with our leaders in Ukraine to provide financial and other forms of practical assistance for our employees.

WPP has partnered with UNHCR, the UN Refugee Agency, to run an emergency fundraising appeal to help people forced to flee their homes in search of safety in other parts of Ukraine or neighbouring countries, raising over $150 million so far, including over $1.3 million from our employee match-funding programme.

The Board of WPP concluded early in March that WPP's ongoing presence in Russia would be inconsistent with our values as a company and we have subsequently reached agreement to divest our businesses there. Russia represented approximately 0.6% of WPP's revenue less pass-through costs in 2021.

Operational and strategic progress
We saw strong growth across all business sectors and regions, as client demand for our integrated offer remained very positive. We are benefiting from our excellent new business performance in 2020 and 2021, with the onboarding of Coca-Cola being a significant focus. In new business reviews so far this year, we extended our relationship with Mars becoming their global media partner, added digital to our Sky media remit, won the global creative account for JDE Peet's and were appointed strategic communications partner by Migros, with a focus on commerce strategy, data and content. We also won new assignments with Samsung and Square.

Our agencies continue to be recognised in awards and accolades. In the 2022 WARC rankings, WPP topped the holding company rankings for media and effectiveness, and MediaCom, Mindshare and Ogilvy were all ranked top in their categories. MediaCom was also named Adweek's 2022 Global Media Agency of the Year for the second consecutive year. Grey won Gold at the International ANDY Awards for their Widen the Screen campaign for Procter & Gamble, and was also recognised in Advertising Age's A List 2022 along with Cartwright and DAVID.

We further enhanced our offer to clients through continued investment in a number of new platforms. This week we announced the launch of Everymile, a new digital commerce managed service that will offer brands a fully outsourced direct-to-consumer (DTC) ecommerce solution.

In February Hogarth, WPP's specialist global creative content production company, announced the launch of The Metaverse Foundry, a global team of over 700 people dedicated to delivering brand experiences for clients in the metaverse from design to execution.

We continue to transform GroupM, our media investment business, to accelerate innovation for clients and further simplify its operations. Yesterday we announced that Essence and MediaCom will merge to form EssenceMediacom, a new agency offering combining Essence's digital and data-driven model with MediaCom's scaled multichannel audience planning and strategic media expertise.  We are also bringing together Finecast, Xaxis, and GroupM Services - GroupM's global community of activation experts - to form GroupM Nexus, the world's leading media performance organisation. In addition, Mindshare will complete its merger with global performance agency Neo.

During the first quarter we introduced GroupM Premium Marketplace, a unified programmatic marketplace supported by global partnership agreements with Magnite and PubMatic that will increase media buying transparency and efficiency. GroupM Premium Marketplace will provide clients with direct access to high-quality publisher inventory across connected TV, digital video and display, underpinned by new standards for performance measurement, further reducing opportunities for fraud and inventory misrepresentation in the media supply chain.

We recently strengthened our commitment to the creator economy through the acquisition of Village Marketing, the industry leader in influencer marketing in North America. Village Marketing has 150 employees and was specifically created with the vision of building brands in a social media and mobile first world. It has led creative campaigns for some of the foremost consumer brands of the last decade, including Equinox, Nike, Netflix and SoulCycle.

Regional review

Revenue less pass-through costs analysis

£ million	Q1 2022	Q1 2021	+/(-) % reported	+/(-) % LFL
N. America	1,015	886	14.6%	8.7%
United Kingdom	352	321	9.8%	8.1%
W. Cont Europe	507	492	3.2%	8.9%
AP, LA, AME, CEE	700	635	10.1%	11.9%
Total Group	2,574	2,334	10.3%	9.5%

North America saw like-for-like revenue less pass-through costs up 8.7%. Growth in the USA was +8.9%, driven mainly by GroupM, Hogarth and Brand Consulting.

In the United Kingdom, like-for-like revenue less pass-through costs was up 8.1%, with Landor & Fitch, H+K, AKQA Group and Hogarth being the strongest performers.

Western Continental Europe like-for-like revenue less pass-through costs grew by 8.9%. Germany, Denmark and Spain all performed strongly, while France, Italy and the Netherlands have been slower to recover.

Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe like-for-like revenue less pass-through costs was up 11.9%. The strongest growth was in Latin America, driven by Brazil. Asia Pacific also grew double-digits, supported by good performances in China and India.

Business sector review

Revenue less pass-through costs analysis

£ million	Q1 2022	Q1 2021	+/(-) % reported	+/(-) % LFL
Global Integrated Agencies	2,106	1,947	8.2%	8.6%
Public Relations	262	206	27.4%	14.1%
Specialist Agencies	206	181	14.0%	13.0%
Total Group	2,574	2,334	10.3%	9.5%

Prior year figures have been restated to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies' Q1 2021 revenue less pass-through costs by £13 million and reduces Specialist Agencies' by the same amount.

Global Integrated Agencies like-for-like revenue less pass-through costs was up 8.6%, with GroupM (approximately 36% of WPP revenue less pass-through costs in Q1) up 12.8%. Excluding GroupM, Global Integrated Agencies was up 5.6%, with Hogarth the strongest performer. AKQA Group, Ogilvy and Wunderman Thompson all recorded good growth, and VMLY&R also continued to grow despite a strong prior period.

Public Relations like-for-like revenue less pass-through costs was up 14.1%, continuing its very strong momentum of the last 18 months. H+K, BCW and Finsbury Glover Hering, now merged with SVC, all achieved double-digit like-for-like growth.

Specialist Agencies like-for-like revenue less pass-through costs was up 13.0%, again showing sustained growth from 2021 and despite lapping a very strong prior period. Most of the larger agencies recorded double-digit like-for-like growth.

Balance sheet highlights
Average net debt in the first three months of 2022 was £1.6 billion, compared to £1.0 billion in the first quarter of 2021, at 2022 exchange rates, an increase of £0.6 billion. Net debt at 31 March 2022 was £2.6 billion, compared to £0.9 billion on 31 December 2021, at 2022 exchange rates, an increase of £1.7 billion, driven largely by seasonal net working capital movements and share purchases. We spent £405 million on share purchases in the first quarter, of which £362 million were share buybacks and £43 million were purchases into the employee benefit trust.

Outlook
The year has started strongly, with performance well ahead of our expectations in the first quarter, and client demand for our services remaining strong as we enter the second quarter. This underpins our confidence and supports our continued investment in expanding our offer to drive long-term growth through platforms such as Choreograph in data, Finecast in connected TV and Everymile in D2C commerce.

Our updated guidance takes into account the strong first quarter performance and the impact of the current outlook for the global economy on our business. Given the uncertain global environment, we remain ready to respond to any changes in the economy as the year progresses.

■  Like-for-like revenue less pass-through costs of 5.5-6.5% (previously around 5%)

■  Headline operating margin improvement targeted at around 50 bps, excluding the impacts of M&A and foreign exchange

■  Capex £350-400 million

■  Trade working capital expected to be flat year-on-year

■  Foreign exchange rate benefit of 2.0-2.5% on reported revenue less pass-through costs from the movement in sterling year-on-year

■  Mergers and acquisitions benefit of 0.5-1.0% to revenue less pass-through costs

■  Around £800 million of share buybacks in 2022, of which £362 million was completed in the first quarter

Cautionary statement regarding forward-looking statements
This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'anticipate', 'estimate', 'expect', 'intend', 'will', 'project', 'plan', 'believe', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described under Item 3D 'Risk Factors' in the Group's Annual Report on Form 20-F for 2021, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this document.

[1] Percentage change in reported sterling vs prior year from continuing operations.
[2] Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year. Both periods exclude results from Russia.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 27 April 2022	By: ______________________
Balbir Kelly-Bisla
Company Secretary